Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization

Meta Financial Group, Inc.	MetaBank	100%	Federal

Meta Financial Group, Inc.	MetaBank WC	100%	Iowa

Meta Financial Group, Inc.	First Midwest Financial Capital Trust I	100%	Delaware

Meta Financial Group, Inc.	Meta Trust Company	100%	South Dakota

MetaBank	First Services Financial Limited	100%	Iowa

First Services Financial Limited	Brookings Service Corporation	100%	South Dakota

The financial statements of Meta Financial Group, Inc. are consolidated with those of its subsidiaries, except First Midwest Financial Capital Trust I.